                                                                                                                                                                      P.O. Box 2600

                                                                                                                                                                      Valley Forge , PA 19482-2600

                                                                                                                                                                      610-669-2689

                                                                                                                                                                      nathan_m_will@vanguard.com

April 15, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Valley Forge Funds

Dear Mr. Sandoe:

The following responds to your comments of April 12, 2010 on the post-effective amendment of the above-referenced registrant.  You commented on Post-Effective Amendment No. 42, which was filed on February 23, 2010 pursuant to Rule 485(a).

Comment 1:    Prospectus – Managed Payout Funds: Fees and Expenses

Comment:         Delete footnotes #1, #2 and #3 to the Annual Fund Operating Expenses portion of the fee table that describe the relationship between the Funds’ Acquired Fund Fees and Expenses and the Total Annual Fund Operating Expenses.  These footnotes are not permitted by Form N-1A in the summary section.

Response:         We will remove footnotes #1 and #2 from the fee table.  Vanguard believes, however, that footnote #3 provides important and material information to investors about the effect of short sale borrowing and dividend expenses on the Funds’ total annual fund operating expenses.  We believe that retaining footnote #3 to the fee table could impact an investor’s investment decision, and for these reasons we will retain footnote #3.

Comment 2:  Prospectus – Managed Payout Funds: Primary Investment Strategies and

                        Risks

Comment:         Please shorten and/or consolidate the disclosure regarding the Funds’ primary investment strategies and primary risks.

Response:         We have modified the disclosure as requested.  This modification resulted in a significant reduction in the number of pages of the risk/return summary.

Christian Sandoe, Esq.

 April 15, 2010

Comment 3:    Prospectus – Vanguard Balanced Index Fund – Fees and Expenses

Comment:         Delete the footnote to the fee table that describes the application of the purchase fee.  Footnotes are not permitted by Form N-1A in the summary section.

Response:         Vanguard believes this footnote provides important and material information to investors about the Fund’s purchase fee.  We believe that retaining this footnote could impact an investor’s investment decision.  For this reason, we will retain the footnote.

Comment 4:    Prospectus – Purchase and Sale of Fund Shares

Comment:         Please remove the text “by check, exchange, wire, or electronic bank transfer” from the Account Minimums table.

Response:         We have deleted the text as requested.

Comment 5:    Prospectus – Tax Information

Comment:         Delete all text other than the first sentence, which states that the Fund’s distributions may be taxed as ordinary income or capital gain.

Response:         We believe that the disclosure in this paragraph is important information in helping investors understand the tax consequences of distributions and redemptions as well as state and local tax consequences, and therefore that it is appropriate to include this disclosure in this paragraph.

Comment 6:    Prospectus – Financial Intermediary Compensation

Comment:         Please revise the heading of this section to reflect the requirements of Form N-1A.

Response:         We have revised the heading of this section as you suggested to read “Payments to Financial Intermediaries.”

Comment 7:    Statement of Additional Information

Comment:         Please include the new required disclosure regarding the board of trustees.

Response:         We will include the required disclosure in our upcoming filing pursuant to Rule 485(b).  Please see page B-21 of the Statement of Information for Vanguard Scottsdale Funds, filed pursuant to Rule 485(b) on March 13, 2010, for this disclosure.

Christian Sandoe, Esq.

 April 15, 2010

Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-2689 with any questions or comments regarding the above responses and explanations.

Sincerely,

Nathan Will

Associate Counsel

The Vanguard Group, Inc.